WEIL, GOTSHAL & MANGES LLP

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WRITER'S DIRECT LINE

202 682-7296

August 30, 2005

SEC MAIL PROCESSING
RECEIVED
AUG 3 0 2005
WASH, D.C. 203 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hylsamex, S.A. de C.V.
<u>Commission File Number 82-4252</u>

Dear Sir:

On behalf of Hylsamex,S.A. de C.V., a company organized under the laws of Mexico (File No. 82-4252), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Hylsamex, S.A. de C.V. has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

PROCESSED
SEP 0 8 2005
THOMSON
FINANCIAL

dlw 9/7

DC1:\132053\02\2TW502!.DOC\50627.0004

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Greencore Sugars Limited
Company dealt in	Napier Brown Foods plc
Relevant security dealt in	Ordinary Shares
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	26 August 2005

DEALINGS †

Amount bought	Price per unit (currency must be stated)
Amount sold 50,000	**Price per unit (currency must be stated)** **£1.68**

Resultant total amount and percentage of the same relevant security owned or controlled	720,349 (2.6%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	30 August 2005
Contact name	Frank Gaynor
Telephone number	353.1.605.1022

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Commission File No: 82-4252

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Greencore Sugars Limited
Company dealt in	Napier Brown Foods plc
Relevant security dealt in	Ordinary Shares
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	24 August 2005

DEALINGS †

Amount bought	Price per unit (currency must be stated)
Amount sold 100,000	Price per unit (currency must be stated) £1.70

Resultant total amount and percentage of the same relevant security owned or controlled	770,349 (2.7% - See table below for prior dealings)

PRIOR DEALINGS

Date of dealing	22 August 2005
Amount bought	Price per unit (currency must be stated)
Amount sold 100,000	Price per unit (currency must be stated) £1.65

Resultant total amount and percentage of the same relevant security owned or controlled	870,349 (3.2%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26 August 2005**
Contact name	**Frank Gaynor**
Telephone number	**353.1.605.1022**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.